FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number

     Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]  No [  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

“Charles A. Butt”
Date: February 14, 2008	Charles A. Butt
President & CEO

For Immediate Release	February 14, 2008

Forbes Medi-Tech Issues Results from Special General Meeting
~Resolutions Approved by SecurityHolders~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that securityholders have approved the Company’s corporate reorganization. For resolutions one and two, ‘Reduction in Stated Capital’ and ‘Name Change’ respectively, over 88% of votes cast were in favor of the resolutions. For resolution three, the ‘Plan of Arrangement’, over 82% of votes cast were in favor. Prior to the meeting, the plan of arrangement was amended to broaden the range of the exchange ratio for Forbes Medi-Tech shares to a range of two to eight Forbes shares for each Newco share. The exchange ratio was adjusted in light of recent market prices, and to provide flexibility to the Board of Directors in an effort to help regain compliance with Nasdaq’s minimum US$1 bid requirement. The actual exchange ratio will be announced as soon as it is set by the Board and will affect share, option and warrant holders equally.

“We appreciate the overwhelming support from shareholders,” said Charles Butt, President and CEO of Forbes Medi-Tech. “We look forward to proceeding with our near-term objectives in merger and acquisition activity and strengthening the Company’s financial position.”

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

# # #

For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes’ proposed Plan of Arrangement and reorganization, share exchange ratio, merger and acquisition activity, financial position, strategy and vision, and other information related to future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “will”, “look forward”, “objectives”, “strategy”, “vision”, or comparable terminology referring to future events or results. Forward-looking statements and information are statements and information about the future and are inherently uncertain. The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the plan of arrangement will be implemented by the Board of Directors; uncertainty whether Forbes will regain compliance with Nasdaq’s minimum bid price; uncertainty whether the Plan of Arrangement will receive necessary court and regulatory approvals; uncertainty of timing of implementation; the need for additional funding, which may not be available in a timely manner or at all; the risk of unanticipated costs or expenses; uncertainty whether the Company will realize is strategies and vision; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.